Mail Stop 3561

								April 11, 2006

Stephen Kuppenheimer
Merrill Lynch Depositor, Inc.
World Financial Center
New York, New York 10281

      Re:	Merrill Lynch Depositor, Inc.
		Registration Statement on Form S-3
		Filed March 13, 2006
		File No. 333-132386

Dear Mr. Kuppenheimer:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Also confirm that you will file a post-effective amendment with the form of any opinion by new counsel prior to filing it pursuant to a takedown.
5. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.
6. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
7. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates in not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on page 55 of the base prospectus and pages S-15 and S-34 of the prospectus supplement.


Prospectus Supplements

General
8. Please note that all page references under this section are to the
Prospectus Supplement for Class A Certificates unless otherwise stated. Please confirm that you will make revisions, as necessary, to all prospectus supplements.
9. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c) of Regulation AB. We suggest showing items paid out of the servicer`s fee be sown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.
10. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of
Regulation AB. Otherwise, please provide a separate section to disclose the affiliations.
11. Please either include the information called for by Item 1105 of
Regulation AB or provide us with your analysis of why it is not material.

Cover Page
12. Please identify the distribution frequency and first expected distribution date for the Certificates. Refer to Item 1102(g) of Regulation AB.
13. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Summary of Economic Terms, page S-3
14. Please summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.
15. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.



16. If applicable, please provide a bracketed placeholder showing that you will identify any credit enhancement or support providers, as well as how losses not covered by enhancements or support will be allocated. Refer to Item 1103(a)(3)(ix) of Regulation AB.

What Are the Trust`s Assets?, page S-10
17. We note that you provide disclosure for the "initial assets" of the trust. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item
1103(a)(6) of Regulation AB.

When Can the Trust Certificates Be Redeemed upon a Repurchase of the
Underlying Securities, page S-11
18. If the asset-backed securities may be redeemable by the holder of the security, please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement will be referred to the Division of Investment Management for review and additional comments may be forthcoming.

Put Rights, page S-24
19. We note your disclosure here and on page 34 of the base prospectus. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement will be referred to the Division of Investment Management for review and additional comments may be forthcoming.

Call Warrants, page S-25
20. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement will be referred to the
Division of Investment Management for review and additional comments may be forthcoming.

Exchange of Trust Certificates, page S-27
21. We note your disclosure here and on page 32 of the base prospectus. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement will be referred to the Division of Investment Management for review and additional comments may be forthcoming.

The Depositor and Sponsor, page S-29
22. To the extent material, please describe the "size, composition and growth" of Merrill Lynch Depositor`s past securitizations as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the pool assets. Refer to Item 1104(c) of Regulation AB. Also, please describe JDCC`s material roles and responsibilities as sponsor in the transaction as required by Item 1104(d) of Regulation AB.

The Trustee, page S-29
23. It appears that the trustee may also be the servicer. If so, please add bracketed language to indicate that you will provide the information required by Item 1108(b) and (c) of Regulation AB for them as well as for any other affiliates that will participate in the servicing for the pool assets.  Also, if applicable, provide the same
bracketed language for unaffiliated servicers that will service
20%
or more of the pool assets and that unaffiliated servicers servicing
10% or more of the pool assets will be identified. Refer to Item 1108(a) of Regulation AB.
24. Please also describe the material terms regarding the servicer`s removal, replacement, resignation or transfer per Item 1108(d) of Regulation AB.
25. Please expand your disclosure to provide detailed information regarding the trustee`s prior experience and duties and responsibilities. Refer to Item 1109(b) and (c) of Regulation AB.

Description of the Underlying Securities, page S-33
26. Please provide a description of the underwriting criteria that will be used to purchase the pool assets, as well as the method and criteria by which pool assets will be selected for the transaction.
Refer to Items 1111(a)(3) and (4) of Regulation AB.

Base Prospectus

What Other Assets May Be Deposited in the Trust?, page 4
27. Please confirm that the "options" consist only of the puts and calls described in the prospectus.





What Credit Support Will Be Available to My Series of Trust
Certificates?, page 4
28. Delete the "swap guarantees" and "pledges of specified securities" or tell us how they will work.

Distributions on the Trust Certificates, page 21
29. Please revise to specify what you mean by your reference on page
24 to "another base rate" as set forth in the prospectus supplement.
The base prospectus should specifically describe all indices that may be used to determine interest payments. Please delete any language that indicates additional indices may be added in the prospectus supplements. Alternatively, please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of Underlying Securities and Other Assets Deposited in the Trust, page 52
30. We note that you contemplate including asset-backed securities and preferred securities in the asset pool, and it appears that their inclusion would trigger the resecuritization requirements discussed in Section III.A.6 of the Regulation AB Adopting Release (Release No.
33-8518) and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery requirements under Rule 190.
31. We note that you contemplate including guarantees in the trust, and it appears to us that these may need to be registered. Refer to footnote 329 in the Regulation AB Adopting Release (Release No. 33-
8518). Please confirm that you will register the guaranty or advise as to why registration is not necessary.

Underlying Securities Issuer, page 54
32. Please update to reflect the SEC`s new address: 100 F. Street, NE, Washington, D.C., 20549.

Credit Support, page 59
33. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.




Part II

Undertakings, page II-2
34. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (212) 848-7179
	Stuart K. Fleischmann
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, New York 10022
Stephen Kuppenheimer
Merrill Lynch Depositor, Inc.
April 11, 2006
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